The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/12

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on December 7, 2011, at the offices of Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174. As of October 21, 2011, the record date, outstanding shares of common and preferred stock were 6,673,224 and 57,639 respectively. Holders of 5,588,743 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on three proposals. The stockholders elected two Directors to the Board of Directors and approved the change in the annual investment advisory fee payable to Pichardo Asset Management, S.A. de C.V. The following table provides information concerning the matters voted on at the meeting:

I. Election of Directors

Votes For                                Votes Against

Phillip Goldstein                                  5,373,231                                   190,798
Eugenia Pichardo                                2,916,742                                   2,647,287

2. Change in the Annual Investment Advisory Agreement

Votes For                                Votes Against                                 Abstain                                Non-Votes

3,847,254                                 517,250                                              57,705                                   1,166,536